UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

September 30, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔          Form 40-F __

Chief Financial Officer Relocation to United States

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces that its Chief Financial Officer ("CFO"), John Rogers, will relocate from the United Kingdom and will become employed and based in the United States with effect from 29 September 2025.

Over half of the Group's revenue comes from the US, and it is expected to continue to be a major contributor to the Group's future growth. Given the significant amount of time the CFO already spends in the US and in recognition of the importance of the US market to the Group's strategy and operations, John, with the support of the Board, has decided to relocate there.

Having the CFO based in the US will further enhance executive leadership and oversight of operations in the region, reinforcing our strong commitment to financial performance and operational excellence. This relocation will also allow even closer collaboration with other senior leaders based in the US, supporting focused execution of our business strategy. John will continue to spend a significant portion of his time at Smith+Nephew's global headquarters in the UK, and at our sites around the world.

John will be employed under a local US employment contract and accordingly his remuneration arrangements will be adjusted to align to local market practice and with the remuneration policy approved by shareholders at our 2024 Annual General Meeting (the "Remuneration Policy") for Executive Directors who are based and employed in the US.

The main elements of his new remuneration arrangements are set out below:

●           His base salary will be reduced from £750,375, or $1,013,006 at current exchange rates, to $875,000;

●           His pension cash allowance will be reduced from 12% to 7.5% of base salary to align with pension provision of US employees;

●           His existing target bonus opportunity will be unchanged at 107.5% of base salary;

●           His target Performance Share Plan ("PSP") award will increase from 137.5% to 150% of base salary  applicable from January 1, 2026; and

●           He will be eligible for an annual Restricted Share Plan ("RSP") award of 125% of base salary. The 2025 award will be pro-rated to allow for US service over the vesting period.

The support provided to John as he moves from the UK to the US will follow the Remuneration Policy and is consistent with support other employees receive when moving internationally within the organisation.

Enquiries

Investors / Analysts Emily HeavenSmith+Nephew	+44 (0) 1923 477433
Media Charles ReynoldsSmith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha BharmalBrunswick	+44 (0) 20 7404 5959

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries and generated annual sales of $5.8 billion in 2024. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

AWARDS MADE UNDER THE RESTRICTED SHARE PLAN 2024

On 29 September 2025, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted to John Rogers under the Smith & Nephew Restricted Share Plan 2024. The awards have been made in London and are based on the closing Share price on the London Stock Exchange between 6th and 19th August 2025 inclusive of £13.48.

The total pro-rated share award shown in the table below will vest in three equal tranches in March 2026, March 2027 and March 2028. The award vesting is contingent on a reasonable judgement underpin being met as determined by the Remuneration Committee. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification/Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Restricted Share awards granted under the Smith & Nephew Restricted Share Plan 2024
Date of Transaction	29 September 2025
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
John Rogers (Chief Finance Officer)	PDMR	Nil	41,360	N/A Single Transaction

Helen Barraclough, Company Secretary, Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: September 30, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary